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                                  [SHIP LOGO]
                         [THE VNAGUARD GROUP (R) LOGO]

                           VANGUARD/(R)/ FENWAY FUNDS

                          (VANGUARD EQUITY INCOME FUND)

    SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION DATED JUNE 1, 2005

              IMPORTANT CHANGES TO VANGUARD(R) EQUITY INCOME FUND


VANGUARD EQUITY INCOME FUND REALIGNS ITS INVESTMENT ADVISORY TEAM
The board of trustees of Vanguard Equity Income Fund has realigned the Fund's investment advisory team. The Fund's assets have been reallocated for two of the two advisors currently overseeing portions of the Fund's assets--Wellington Management Company, LLP (Wellington Management), and The Vanguard Group, Inc. (Vanguard). As part of this realignment, John A. Levin & Co., Inc., which has served as an advisor to the Fund since 1995, will no longer manage a portion of the Fund's assets. Wellington Management and Vanguard will independently select and maintain portfolios of common stocks for the Fund. The Fund's board of trustees designates the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.


STATEMENT OF ADDITIONAL INFORMATION TEXT CHANGES

IN THE INDICATED SECTIONS OF THE STATEMENT OF ADDITIONAL INFORMATION, THE FOLLOWING TEXT CHANGES ARE MADE:


In the INVESTMENT ADVISORY SERVICES section, the text regarding the Equity Income Fund is replaced with the following:

The Fund currently has two investment advisors:

* WELLINGTON MANAGEMENT COMPANY, LLP, 75 State Street, Boston, MA 02109, is an investment advisory firm founded in 1928. As of March 31, 2005, Wellington Management managed about $470 billion in assets.

* VANGUARD, 100 Vanguard Boulevard, Malvern, PA 19355, which began operations in 1975, serves as advisor to the Fund through its Quantitative Equity Group. As of March 31, 2005, Vanguard's Quantitative Equity Group served as advisor for about $337 billion in assets.

The Fund previously employed three other firms as investment advisors:

- Spare, Kaplan, Bischel & Associates managed a portion of the Fund's assets from 1995 through 1999;
- Newell Associates managed all of the Fund's assets from inception through 1994, and a portion of the Fund's assets from 1995 through July 28, 2003.
- John A. Levin & Co., Inc. managed a portion of the Fund's assets from 1995 through September 23, 2005.

 With respect to its assigned portion of the Fund, each advisor is responsible for managing the investment and reinvestment of the Fund's assets, and continuously reviewing, supervising, and administering the Fund's investment program. Each advisor discharges its responsibilities subject to the supervision and oversight of Vanguard's Portfolio Review Group and the officers and trustees of the Fund. Vanguard's Portfolio Review Group is responsible for recommending changes in a Fund's advisory arrangements to the Fund's board of trustees, including changes in the amount of assets allocated to each advisor, and whether to hire, terminate, or replace an advisor.

WELLINGTON MANAGEMENT COMPANY, LLP
The Fund pays Wellington Management a basic advisory fee (basic fee) at the end of each fiscal quarter, calculated by applying a quarterly rate, based on the following annual percentage rates, to the average month-end net assets of the Fund managed by Wellington Management (Wellington Management Portfolio) for the quarter:


NET ASSETS             ANNUAL RATE
----------             -----------
First $1 billion            0.125%
Nest $4 billion             0.100%
Over $5 billion             0.080%

 The basic fee paid to Wellington Management, as provided above, will be increased or decreased by applying a performance fee adjustment.The adjustment will be calculated as a percentage of the basic fee and will change proportionately with the investment performance of the Wellington Management Portfolio. The investment performance will be based on the cumulative return of the Wellington Management Portfolio over a trailing 36-month period ending with the applicable quarter, relative to the cumulative total return of the Lipper Equity Income average (the Benchmark) for the same period. The adjustment applies as follows:



CUMULATIVE 36-MONTH                                               PERFORMANCE
PERFORMANCE OF PORTFOLIO VS.BENCHMARK                         FEE ADJUSTMENT*
------------------------------------                          ---------------
Exceeds by 3% to 6%                                                       10%
Exceeds by more than 6%                                                   20%
Trails by 3% to 6%                                                       -10%
Trails by more than 6%                                                   -20%
*For purposes of this calculation, the basic fee is calculated by applying a quarterly rate based on the annual basic fee rate using average assets over the same period over which the performance is measured.

VANGUARD
Vanguard's Quantitative Equity Group provides investment advisory services on an at-cost basis with respect to a portion of Vanguard Equity Income Fund's assets. Vanguard's Quantitative Equity Group is supervised by the trustees and officers of the funds.

 During the fiscal years ended September 30, 2002, 2003, and 2004, Vanguard Equity Income Fund incurred the following advisory fees: $4,622,000, $4,048,000, and $3,343,000, respectively.

DESCRIPTION OF THE ADVISORS
 WELLINGTON MANAGEMENT COMPANY, LLP. Wellington Management is a professional investment advisory firm that provides services to employee benefit plans, endowment funds, and other institutions. The firm was founded in 1928, and is organized as a Massachusetts limited liability partnership. The managing partners of Wellington Management are Duncan M. McFarland, Laurie A. Gabriel, and John R. Ryan. Mr. Ryan is the portfolio manager who is primarily responsible for Wellington Management's portion of the Fund.

 VANGUARD. Vanguard is a family of more than 130 funds holding assets in excess of $875 billion. Vanguard's Quantitative Equity Group provides investment advisory services to many Vanguard funds. James P. Stetler is responsible for overseeing Vanguard's portion of the Fund.


(C)2005 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                  092005